SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2003.

ORIX Corporation
(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Table of Documents Filed
SIGNATURES
Additions and partial amendments to Consolidated Financial Results for fiscal 2003
Pension Plans
Income Taxes
Investment in Securities

Table of Documents Filed

1.	Additions and partial amendments to Consolidated Financial Results for fiscal 2003 filed with the Tokyo Stock Exchange on June 25, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 25, 2003	By	/s/ Masaru Hattori Masaru Hattori
Corporate Senior Vice President
Head of the Accounting Department ORIX Corporation

2003/6/25

Corporate Communications
ORIX Corporation
3-22-8 Shiba, Minato-ku, Tokyo 105-8683
JAPAN
Tel: (03) 5419-5102 Fax: (03) 5419-5901
E-mail: leslie_hoy@orix.co.jp

Additions and partial amendments to Consolidated Financial Results for fiscal 2003

ORIX Corporation adds the information and amends a part of the consolidated financial results for fiscal 2003, which we announced at April 25, 2003.

Additions:
1.	Pension Plans

2.	Income Taxes

3.	Investment in Securities (additions to Consolidated Financial Results for fiscal 2003 p.17,18)

Partial Amendments:
1.	Investment in Securities (partial amendments to Consolidated Financial Results for fiscal 2003 p.17,18)

Additions

1. Pension Plans

     The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

     The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2003 is as follows:

	Millions of	Millions of
	JPY	U.S. dollars

Change in benefit obligation:
Benefit obligation at beginning of year	66,715	555
Service cost	4,060	34
Interest cost	1,728	14
Plan participants’ contributions	535	4
Plan amendments	(3,076)	(25)
Actuarial loss	6,332	53
Foreign currency exchange rate change	(345)	(3)
Benefits paid	(1,653)	(14)
Plan curtailment	(69)	(1)
Special termination benefits	1	0
Acquisition and other	460	4

Benefit obligation at end of year	74,688	621

Change in plan assets:
Fair value of plan assets at beginning of year	55,418	461
Actual return on plan assets	(7,718)	(64)
Employer contribution	7,719	64
Plan participants’ contributions	535	4
Benefits paid	(1,239)	(10)
Foreign currency exchange rate change	(261)	(2)
Acquisition and other	38	0

Fair value of plan assets at end of year	54,492	453

The funded status of the plans:
Funded status	(20,196)	(168)
Unrecognized prior service cost	(2,802)	(23)
Unrecognized net actuarial loss	45,170	375
Unrecognized net transition obligation	359	3

Net amount recognized	22,531	187

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	25,119	209
Accrued benefit liability	(9,787)	(82)
Intangible asset	112	1
Accumulated other comprehensive income, gross of tax	7,087	59

Net amount recognized	22,531	187

     The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were JPY35,147 million (US$292 million), JPY23,903 million (US$199 million) and JPY14,383 million (US$120 million), respectively, at March 31, 2003.

     Net pension cost of the plans for fiscal 2003 consists of the following:

	Millions of	Millions of
	JPY	U.S. dollars

Service cost	4,060	34
Interest cost	1,728	15
Expected return on plan assets	(1,534)	(13)
Amortization of unrecognized transition obligation	11	0
Amortization of unrecognized net actuarial loss	1,588	13
Amortization of unrecognized prior service cost	(272)	(2)
Plan curtailment	13	0

Net periodic pension cost	5,594	47

     Significant assumptions of domestic and foreign pension plans used to determine these amounts for fiscal 2003 are as follows:

Domestic

Discount rate	2.0%
Rate of increase in compensation levels	1.7%
Expected long-term rate of return on plan assets	2.0%

Foreign

Discount rate	6.3%
Rate of increase in compensation levels	4.0%
Expected long-term rate of return on plan assets	8.5%

     In addition, directors and corporate auditors of the Company and certain subsidiaries, and executive officers of the Company, receive lump-sum payments upon termination of their services under unfunded termination plans. The payments to directors and corporate auditors are subject to shareholders’ approval. The amount required based on length of service and remuneration to date under these plans is fully accrued.

     Total provisions charged to income for all the plans including the defined benefit plans are JPY7,094 million (US$59 million) in fiscal 2003.

2. Income Taxes

     Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes and the provision for income taxes in fiscal 2003 is as follows:

	Millions of	Millions of
	JPY	U.S. dollars

Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes:
Domestic	36,589	304
Foreign	9,699	81

	46,288	385

Provision for income taxes:
Current—
Domestic	43,652	363
Foreign	766	6

	44,418	369

Deferred—
Domestic	(28,521)	(237)
Foreign	5,299	44

	(23,222)	(193)

Provision for income taxes	21,196	176

     The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2003. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

     Under the provisions of FASB statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. The Amendments to Local Tax Laws, enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. As a result, the net deferred tax liability was reduced by JPY2,420 million (US$20 million) which was credited to the provisions for income taxes in fiscal 2003.

     Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2003 is as follows:

	Millions of	Millions of
	JPY	U.S. dollars

Income before extraordinary gain, cumulative effect of a change in accounting principle and
income taxes	46,288	385

Tax provision computed at statutory rate	19,441	162
Increases (reductions) in taxes due to:
Change in valuation allowance	2,597	21
Non-deductible expenses for tax purposes	1,013	8
Effect of a change in tax rate	(2,420)	(20)
Effect of lower tax rates on foreign subsidiaries and domestic life insurance subsidiary	(705)	(6)
Other, net	1,270	11

Provision for income taxes	21,196	176

     Total income taxes recognized in fiscal 2003 are as follows:

	Millions of	Millions of
	JPY	U.S. dollars

Provision for income taxes	21,196	176
Income tax on extraordinary gain	2,206	18
Income tax on cumulative effect of a change in accounting principle	353	3
Income tax on other comprehensive income (loss):
Net unrealized losses on investment in securities	(7,046)	(58)
Minimum pension liability adjustments	1,986	17
Foreign currency translation adjustments	(835)	(7)
Net unrealized losses on derivative instruments	(445)	(4)

Total income taxes	17,415	145

     The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2003 are as follows:

	Millions of	Millions of
	JPY	U.S. dollars

Assets:
Net operating loss carryforwards	23,268	194
Allowance for doubtful receivables on direct financing leases and probable loan losses	25,514	212
Other operating assets	8,761	73
Policy liabilities	1,387	12
Accrued expenses	8,088	67
Other	9,739	81

	76,757	639
Less: valuation allowance	(7,034)	(59)

	69,723	580
Liabilities:
Investment in direct financing leases	116,583	970
Investment in operating leases	19,255	160
Investment in securities	2,219	19
Deferred life insurance acquisition costs	12,768	106
Undistributed earnings	14,797	123
Prepaid benefit cost	10,223	85
Other	5,132	43

	180,977	1,506

Net deferred tax liability	111,254	926

     The valuation allowance mainly related to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. The Company does not believe the likelihood of realizing these deferred tax assets is more likely than not. The net change in the total valuation allowance in fiscal 2003 was increase of JPY 2, 412 million (US$20 million).

     Certain subsidiaries have net operating loss carryforwards of JPY55,739 million (US$464 million) for which deferred tax assets have been recognized as of March 31, 2003, which expire as follows:

		Millions of
Year ending March 31,	Millions of JPY	U.S. dollars

2004	3,231	27
2005	3,331	28
2006	6,150	51
2007	2,111	18
2008	2,070	17
Thereafter	38,846	323

Total	55,739	464

     As of March 31, 2003, a deferred tax liability of JPY8,889 million (US$74 million) has not been recognized for JPY84,909 million (US$706 million) of undistributed earnings of certain foreign subsidiaries as it is the Company’s intention to permanently reinvest those earnings. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

     Net deferred tax assets and liabilities at March 31, 2003 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of	Millions of
	JPY	U.S. dollars

Other assets	17,588	146
Income taxes: Deferred	128,842	1,072

Net deferred tax liability	111,254	926

3. Investment in Securities

     The following is a summary of the contractual maturities of debt securities classified as available-for-sale and held-to-maturity securities held at March 31, 2003:

	Millions of JPY		Millions of U.S. dollars

	Amortized cost	Fair value	Amortized cost	Fair value

Available-for-sale:
Due within one year	125,091	125,297	1,041	1,042
Due after one to five years	200,228	199,829	1,666	1,662
Due after five to ten years	103,215	100,734	859	838
Due after ten years	70,121	72,545	583	605

	498,655	498,405	4,149	4,147

Held-to-maturity:
Due within one year	—	—	—	—
Due after one to five years	—	—	—	—
Due after five to ten years	10,638	11,030	89	92
Due after ten years	—	—	—	—

	10,638	11,030	89	92

     Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

     Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Partial Amendments

1. Investment in Securities p.17,18

[ Before amendment ]

March 31, 2003

	Millions of JPY

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

Held-to-maturity:
Asset-backed securities	10,638	—	—	10,638

	10,638	—	—	10,638

March 31, 2003

	Millions of U.S. dollars

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

Held-to-maturity:
Asset-backed securities	89	—	—	89

	89	—	—	89

[ After amendment ]

March 31, 2003

	Millions of JYP

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

	Amortized cost	gains	losses	Fair value

Held-to-maturity:
Asset-backed securities	10,638	397	(5)	11,030

	10,638	397	(5)	11,030

March 31, 2003

	Millions of U.S. dollars

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

Held-to-maturity:
Asset-backed securities	89	3	(0)	92

	89	3	(0)	92